ASANKO GOLD TO RELEASE Q3 2019 FINANCIAL
RESULTS ON NOVEMBER 7, 2019

Vancouver, British Columbia, October 22, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) announces it will release its third quarter 2019 financial and operating results before market open on Thursday, November 7, 2019.

Enquiries:
Lynette Gould
SVP Investor Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +1 778 729 0608
Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a low-cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Source: Asanko Gold Inc.